                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-----------------------------------                                                                 --------------------------------
             FORM 4                                                                                           OMB APPROVAL
-----------------------------------                                                                 --------------------------------
[x] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:           3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:     September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
                                                                                                    --------------------------------


1. Name and Address of Reporting Person *

Dexter-Wolterstorff         Bonnie
   (Last)                   (First)                 (Middle)

c/o Loehmann's, Inc.; 2500 Halsey Street
                            (Street)

Bronx                         NY                      10461
   (City)                   (State)                   (Zip)

2. Issuer Name and Ticker or Trading Symbol

Loehmann's, Inc. (LOEH)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement of Month/Year

December 1997

5. If Amendment, Date or Original (Month/Year)


6.  Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                          10% Owner
       -----                              -----
              Officer (give title           X   Other
       -----           below)             ----- (specify
                                                 below)

       Former Senior Vice President, Merchandising
       -------------------------------------------

7.    Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Common Stock, par value           12/17/97           X           2,902     A    $1.0650
$0.01 per share (1)

Common Stock, par value           12/17/97           S           2,902     D    $6.1875       3,234             D
$0.01 per share (1)

-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 8-92)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                   Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                        Code            (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------


Stock Options (2)                           $1.065       12/17/97        X                          2,902         (2)         (2)

--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common
Stock, par
value $0.01                 2,902                        33,856(3)          D

---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) On December 17, 1997, reporting person exercised stock options to acquire 2,902 shares of Common Stock at an exercise price of $1.065 per share. On December 17, 1997, reporting person sold 2,902 shares of Common Stock for $6.1875 per share.

(2)  The options exercised were from options granted under the 1988 Stock Option
     Plan: (i) options exercised to acquire 1,005 shares of Common Stock were a portion of the options to purchase 1,676 shares of Common Stock granted on November 1, 1993 (the options granted in November 1993 vest and become exercisable in five equal annual installments at the end of each of fiscal 1994, 1995, 1996, 1997 and 1998); (ii) options exercised to acquire 1,005 shares of Common Stock were a portion of the options to purchase 1,676 shares of Common Stock granted on May 1, 1994 (the options granted in May 1994 vest and become exercisable in five equal annual installments at the end of each of fiscal 1994, 1995, 1996, 1997 and 1998); and (iii) options exercised to acquire 892 shares of Common Stock were a portion of the options to purchase 2,234 shares of Common Stock granted on November 15, 1994 (the options granted in November 1994 vest and become exercisable in five equal annual installments at the end of each of fiscal 1995, 1996, 1997, 1998 and 1999). Such options granted pursuant to the 1988 Stock Option Plan expire, with certain exceptions, five years after the date of vesting.

(3) The reporting person currently owns the following options granted under the 1988 Stock Option Plan: (i) options granted in November 1993 to purchase 671 shares of Common Stock at an exercise price of $1.065 per share (these options are the remaining portion of the options to purchase 1,676 shares of Common Stock granted in November 1993 as described in Note 2 above);
     (ii) options granted in May 1994 to purchase 671 shares of Common Stock at an exercise price of $1.065 per share (these options are the remaining portion of the options to purchase 1,676 shares of Common Stock granted in May 1994 as described in Note 2 above); and (iii) options granted in November 1994 to puchase 1,342 shares of Common Stock at an exercise price of $1.065 per share (these options are the remaining portion of the options to purchase 2,234 shares of Common Stock granted in November 1994 as described in Note 2 above). Such options granted pursuant to the 1988 Stock Option Plan expire, with certain exceptions, five years after the date of vesting. The reporting person also owns the following options granted under the New Stock Incentive Plan: (i) options granted in February 1996 to purchase 11,172 shares of Common stock at an exercise price of $8.06 per share, which vest and become exercisable in five equal annual installments in February in each of the years 1997, 1998, 1999, 2000 and 2001; and (ii) options granted in August 1996 to purchase 20,000 shares of Common Stock at an exercise price of $22.69 per share, which vest and become exercisable on the fifth anniversary of the date of the grant. Such options granted pursuant to the New Stock Incentive Plan expire on the tenth anniversary of the date of the grant.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.



       /s/ Bonnie Dexter-Wolterstorff                    January 7, 1998
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date

       BONNIE DEXTER-WOLTERSTORFF